PARTNERS FINANCIAL CORPORATION

1575 Pine Ridge Road, Suite 15

Naples, Florida 34109

July 11, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor

Re:	Partners Financial Corporation

Registration Statement on Form SB-2 (File No. 333-120068)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Partners Financial Corporation hereby requests that the Commission accelerate the effective date of post-effective amendment number two to the above-referenced Registration Statement and declare such post-effective amendment effective as of July 11, 2005 at 10:00 a.m., Washington, D.C. time, or as soon thereafter as possible. Partners Financial Corporation also requests the Commission to confirm such effective date and time in writing.

Partners Financial Corporation hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Partners Financial Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Partners Financial Corporation may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PARTNERS FINANCIAL CORPORATION

/s/ Charles T. DeBilio
Charles T. DeBilio
Chief Financial Officer